                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED EFFECTIVE OCTOBER 7, 1996)

      For the fiscal year ended:    DECEMBER 31, 2000
                                    --------------------------------

                                      Or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

      For the transition period from ________________ to ________________

                       Commission file number 333-49192

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Esenjay Employee Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                            Esenjay Exploration, Inc.
                             500 North Water Street
                                  Suite 1100 S.
                           Corpus Christi, Texas 78471


                              REQUIRED INFORMATION

The Esenjay Employee Savings Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules prepared in accordance with financial reporting requirements of ERISA are filed herewith.

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                          ESENJAY EMPLOYEE SAVINGS PLAN

                                  AUDIT REPORT

                           December 31, 1999 and 2000







                                  TYSON HOPKINS
                          CEERTIFIED PUBLIC ACCOUNTANT
                          Oklahoma City, Oklahoma 73157


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TYSON HOPKINS                                       P.O. BOX 12127
CERTIFIED PUBLIC ACCOUNTANT                    OKLAHOMA CITY, OKLAHOMA 73157
                                                     405-789-3617



                         INDEPENDENT AUDITOR'S REPORT


To:  Esenjay Employee Savings Plan


I have audited the accompanying statements of net assets available for benefits of Esenjay Employee Savings Plan as of December 31, 1999 and 2000 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audits in accordance with generally accepted auditing standards. These standards require that I plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provided a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the net asset available for benefits of Esenjay Employee Savings Plan as of December 31, 1999 and 2000, and the changes in its net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.




/s/ TYSON HOPKINS

Oklahoma City, Oklahoma
November 6, 2001


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                          ESENJAY EMPLOYEE SAVINGS PLAN

                 Statements of Net Assets Available for Benefits

                           December 31, 1999 and 2000


ASSETS                                              1999            2000
                                                 ----------      ----------

Investments                                      $  383,369      $1,603,506

Receivables:
 Employer contribution                                4,859           5,484
 Participants contribution                            9,750          11,064
                                                 ----------      ----------
                                                     14,609          16,548
                                                 ----------      ----------

       TOTAL ASSETS                                 397,978      $1,620,054


LIABILITIES

Accounts payable                                        -0-             -0-
Accrued expenses                                        -0-             -0-
                                                 ----------      ----------

       TOTAL LIABILITIES                                -0-             -0-
                                                 ----------      ----------

      NET ASSETS AVAILABLE FOR BENEFITS          $  397,978      $1,620,054
                                                 ==========      ==========




                See accompanying notes to financial statements

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                          ESENJAY EMPLOYEE SAVINGS PLAN


                     Years Ended December 31, 1999 and 2000



ADDITIONS                                                              1999              2000
                                                                   -----------       -----------
Dividends, interest and net change in fair market value .......    ($    3,603)      $   489,856

Received from benefit plan of acquired company upon
  entrance of their employees into the plan ...................            -0-           691,373
                                                                   -----------       -----------
                                                                        (3,603)        1,181,229

Contributions by participants and employer ....................        283,264           331,450
                                                                   -----------       -----------

       TOTAL ADDITIONS ........................................        279,661         1,512,679


DEDUCTIONS

Deductions from net assets:
  Benefit payments to participants ............................                          286,445
  Administration expenses .....................................            834             4,158
                                                                   -----------       -----------

       TOTAL DEDUCTIONS .......................................            834           290,603
                                                                   -----------       -----------

       NET INCREASE ...........................................        278,827         1,222,076


NET ASSETS AVAILABLE FOR BENEFITS

Beginning of year .............................................        119,151           397,978
                                                                   -----------       -----------

                                   END OF YEAR ................    $   397,978       $ 1,620,054
                                                                   ===========       ===========

                        Notes to Financial Statements

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NOTE 1 - DESCRIPTION OF PLAN

The following description of the Esenjay Exploration, Inc. ("Company") 401(K) Employee Savings Plan ("Plan") provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

GENERAL - The plan is a defined contribution plan covering all employees who have completed at least six months of service and are age twenty-one or older. It is subject to the provisions of the Employee Retirement Income Security Act (ERISA).

CONTRIBUTIONS - Participants are permitted to make elective contributions in any amount from 1% up to 10% of their compensation. Participants have the option to direct the investment of their personal contributions and their share of the company's contributions among alternate investment options offered by the plan. The company contributes and allocates to each participant's account an amount equal to the amount withheld from their compensation pursuant to their savings agreement. The company's matching contribution is invested directly in it's common stock.

PARTICIPANT ACCOUNTS - Each participant has a separate account. The account is credited with their contributions and allocation of (a) the company's contribution (b) investment earnings and (c ) increases in fair market value of the fund since the last valuation date. It is charged with its allocated share or administrative expenses and decreases in fair market value. The benefit to which a participant is entitled is the benefit that can be provided from the participants vested account.

VESTING - Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the company's contribution portion of their accounts plus earnings thereon is based on years of service. A participant is 100% vested after five years of credited service.

PAYMENT OF BENEFIT - A participant may elect to receive either lump sum or installment payments, as soon as administratively feasible, following the date of which a distribution is requested or otherwise payable.

FORFEITURES - These accounts are applied to offset administrative expenses of the plan.

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NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles require the plan administrator to make estimates and assumptions that may affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

INVESTMENT VALUATION AND INCOME RECOGNITION - the plan's investments are stated at fair value. Quoted market prices are used to value its investments.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

NOTE 3 - INVESTMENTS

The following presents investments at December 31, 1999 and 2000 that represents 5% or more of the plan's net assets.

                                                       1999        2000
                                                    ---------    --------

          Fidelity Money Market Fund,
          44,795 units and 322,828 units            $ 44,795     $322,828

          Esenjay Common Stock
          135,478 shares and 153,548 shares         $254,021     $719,756

          T. Rowe Price Mid-Cap Growth Fund
          3,222 units                                            $127,814

          Vanguard Index 500 Fund
          1,003 units                                            $122,187

          AIM Blue Chip Fund
          6,528 units                                            $102,884


NOTE 4 - TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated June 16, 1995 that the Plan and related trust are designed in accordance with the Internal Revenue Code. Although the Plan was amended on October 1, 1998, the Company believes that the Plan is in compliance with the determination letter and with all applicable requirements of the Internal Revenue Code.

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                        CONSENT OF INDEPENDENT AUDITOR


      I consent to the incorporation by reference of my report dated November 6, 2001, relating to statements of net assets available for plan benefits of the Esenjay Employee Savings Plan at December 31, 1999 and 2000 and the related statements of changes in net assets available for plan benefits for the years ended December 31, 1999 and 2000, which report appears in the December 31, 2000 annual report for Form 11-K of the Esenjay Employee Savings Plan.




/s/ TYSON HOPKINS
---------------------------------------
Tyson Hopkins
Certified Public Accountant



Oklahoma City, Oklahoma
November 8, 2001



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

                                  SIGNATURES


THE PLAN: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                    Esenjay Employee Savings Plan


Date: NOVEMBER 9, 2001              /s/ DAVID B. CHRISTOFFERSON
      ------------------            ------------------------------------
                                    David B. Christofferson
                                    Senior Vice President, General Counsel,
                                    Chief Financial Officer and Esenjay
                                    Employee Savings Plan Administrative
                                    Committee Member



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